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                                                                     Exhibit 1.3

                                                                     4 July 2002


                                  NEWS RELEASE


                                  Wolseley plc

         WOLSELEY ACQUIRES WASCO GROUP FOR (EURO)58 MILLION ((POUNDS)38M)
           HOLLAND'S LEADING HEATING EQUIPMENT AND SPARES DISTRIBUTOR

Wolseley plc, the world's largest specialist trade distributor of plumbing, heating and building material products, has acquired for cash all of the issued shares of Wasco Group of Holland, for (Euro)58 million ((Pounds)38m), including debt. Wasco is the market leader in Holland in the sale of heating equipment and spares. The family-owned business was established in 1970 and is headquartered in Twello, approximately 64 miles east of Amsterdam.

Wasco is currently structured in 3 divisions - Wasco (Merchants), WEC (Wasco Energy Centers) and CV Onderedel (Spare Parts), with 9 branches located around Holland. Approximately 55% of turnover is the sale of boilers and radiators; 30% is valves and fittings and 15% in heating spares.

Wasco offers Wolseley an opportunity to significantly grow the business in Holland, deploying the expertise of local management under the guidance of Andrew Hutton and his Northern European management team. Particular emphasis will be placed on expanding the sanitaryware business and opening new collect centers, to service small professional contractors. Wasco's spares business will also be developed utilising its recently established 110,000 square feet spare parts distribution facility.

It is anticipated that this development of the business will enable Wasco to achieve Wolseley's target return on capital of 20% in the third year following the year of acquisition. It is also anticipated that Wasco will provide the platform for further bolt-on acquisitions in Holland.

For the year ended 31 December 2001, Wasco reported turnover of (Euro)114.5 million ((Pounds)74.4m), with a trading profit before interest and tax, of
(Euro)2.8 million ((Pounds)1.8m). After taking into account possible fair value adjustments, it is estimated that goodwill of approximately (Euro)11 million ((Pounds)7m) is likely to arise on the transaction.

The acquisition of Wasco will bring Wolseley's cumulative acquisition spend for the financial year to date to approximately (Pounds)140 million, with goodwill of around (Pounds)70 million.

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Charles Banks, Group Chief Executive of Wolseley said:

"We are delighted to announce the acquisition of Wasco, which sees our entry into Holland. It is an excellent business, which provides us with a platform for future growth in a new European market. We intend to continue with the process of change, which has already begun in Wasco, by increasing the number of branches and focusing on a wider range of products and customers. This acquisition is in line with our strategy to expand the business through a combination of organic growth and bolt-on acquisitions."

Enquiries:


Wolseley plc
                                                       Tel: + 44 (0)118 929 8700
Steve Webster, Group Finance Director
Jacqueline Sinclair-Brown, Director of Corporate
Communications

Brunswick Group
                                                      Tel: + 44 (0) 20 7404 5959
Sophie Fitton

Notes to Editors:

Wolseley plc will issue a pre- close trading update on 24 July 2002 and Preliminary Results will be announced on 24 September, 2002.

An exchange rate of (Euro)1.54 /(Pounds)1.00 has been used throughout this news release.

Wasco Holding B.V.

The merchant division has 9 branches. The branches are located in Groningen, Alkmaar, Amsterdam, Rotterdam, Eindhoven, Maastricht, Enschede, Zwolle and Twello. The company employs 180 staff. Wasco is a traditional merchant supplying the professional trade with plumbing and heating equipment. It also has a specialist spare parts division in Twello with outlets in the merchant branches.

Wolseley plc

Wolseley plc is the world's largest specialist trade distributor of heating and plumbing products. Last year the group sold over (Pounds)7 billion worth of heating and plumbing products, building materials, lumber products, pipes, valves and fittings. Wolseley is listed on the London and New York Stock Exchanges and is in the FTSE 100 listed companies.

The group distributes pipes, valves, fittings, central heating equipment, and other building materials from more than 2,750 outlets in Europe and North America.

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Wolseley plc's European Distribution division reported sales of (Pounds)2.4 billion for the year ended 31 July 2001 and operates from more than 1600 locations across Europe.